ZURICH

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

Your reference File No. 82-5089
Our reference UM / BC
Date August 13, 2008

Zurich Financial Services / File No. 82-5089
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Group Legal
Mythenquai 2
P.O. Box
8022 Zurich

Phone +41 (0)44 625 25 25
www.zurich.com

Direct Phone +41 (0)44 625 28 52
Direct Fax +41 (0)44 625 08 52
ulrich.marti@zurich.com

Dear Sir or Madam

Enclosed herewith please find the English version of the following News Release:

- "Zurich reports continued strong operating performance for the first six months of 2008" dated August 13, 2008
- Link to the material published on Zurich's Website

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely,
Zurich Financial Services

Ulrich Marti
Corporate Legal Adviser

Enclosure

dlw 8/18

46674-05

News Release

ZURICH®

Zurich reports continued strong operating performance for the first six months of 2008

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/
SWX Europe: ZURN
Valor: 001107539

Group Media Relations
phone +41 44 625 21 00
fax +41 44 625 26 41
media@zurich.com

Investor Relations
phone +41 44 625 22 99
fax +41 44 625 36 18
investor.relations@zurich.com

Zurich, August 13, 2008 – Zurich Financial Services Group (Zurich) reported today another set of consistently strong results for the first half of 2008, demonstrating sound underlying operating performances from all business segments and continued growth in attractive business lines.

"These are excellent results under any market condition," remarked Zurich's Chief Executive Officer James J. Schiro. "Not only are we exercising strict operational and financial discipline, but we are also executing on a successful growth strategy that is bolstering our position in attractive markets."

Performance highlights[1] include:

- **Net income[2] of USD 2.7 billion, slightly up compared to last year. Annualized return on equity (ROE) of 19.5%**
- **Business operating profit (BOP) of USD 3.5 billion, an increase of 8%. Annualized BOP ROE[3] after tax of 19.9%**
- **General Insurance gross written premiums and policy fees of USD 20.6 billion, up 8% or 1% in local currencies, and a combined ratio of 96.2%, an improvement of 0.3 percentage points**
- **Global Life new business value, after tax, up 7%, with new business margin, after tax (as % of APE), of 22.4%[4] and APE up 15% or 9% in local currencies**
- **Farmers Management Services' management fees and other related revenues up 9% to USD 1.2 billion**
- **Shareholders' equity of USD 26.8 billion, a decrease of 7% over year end**

Particularly in view of today's market challenges, top and bottom line results underscore the Group's ability to execute on its stated strategy of profitable growth and operational transformation across all business segments, enabling it to exploit profitable opportunities in its chosen markets. Through the

various targeted acquisitions announced in recent months, Zurich is for instance significantly enhancing its distribution capabilities in places such as Spain, Italy, Turkey and Brazil, strengthening its bancassurance pillar, while in some cases also adding new product lines and accessing new customer segments. Likewise, the organically driven prioritization of attractive business lines has markedly contributed to strong growth rates in some of the emerging and mature markets. At the same time, the Group has continued to transform its operating platforms in ways that improve the effectiveness and efficiency of its business. In addition, Zurich achieved a steady reduction of shareholders' effective tax rate to 23.0% from previously reported 24.7% at year end 2007.

Furthermore, these results also illustrate the benefits of Zurich's strong balance sheet, its continued focus on sophisticated capital, investment and risk management techniques, and the continuing contribution from improvements that are embedded through The Zurich Way initiatives. As previously announced, the Group has established a USD 800 million target of after tax benefits for 2008, reflecting the application of The Zurich Way best practices over all its core functions, and the company is well on track to achieve its goal.

General Insurance:

in USD millions, for the six months ended June 30	2008	2007	Change in USD	Change in LC
General Insurance gross written premiums and policy fees	20,593	19,026	8%	1%
General Insurance business operating profit	2,236	1,838	22%	
General Insurance combined ratio (in %)	96.2%	96.5%	0.3 pts	

General Insurance continued to improve its top and bottom line performance over the previous year, demonstrating the value of the Group's well diversified General Insurance business in a competitive market

environment. Business operating profit was up 22% to USD 2.2 billion, largely driven by an increase in the underwriting results, particularly in non-US markets, and higher investment income. The combined ratio improved by 0.3 percentage points to 96.2%.

Gross written premiums and policy fees increased by 1% in local currencies (8% in dollar equivalent terms) as a result of growth, both organic as well as through bolt-on acquisitions, primarily in Europe and in emerging markets. The overall volume growth was achieved despite ongoing pressure on market rates in the US, where North America Commercial experienced a modest decline in premium volumes, limiting the impact of market conditions through the application of enhanced segmentation techniques and the proactive targeting of profitable lines of business. In Europe, rates showed positive signs on the whole, with the exception of the commercial segment in the UK and personal lines in Ireland. Volume growth in Europe General Insurance benefited from the targeted acquisitions made in a number of markets during 2007, while also reflecting strong organic growth such as in personal lines in Italy and, to a lesser extent, in the UK. Global Corporate continued to operate in a highly competitive market environment, with a focus on protecting margins leading to a decrease in volumes in local currencies. International Businesses' activities continued to experience solid growth with strong volume increases from emerging markets such as South Africa and Latin America and coupled with an improved profitability.

Global Life:

in USD millions, for the six months ended June 30	2008	2007	Change in USD	Change in LC
Global Life gross written premiums, policy fees and insurance deposits	**10,395**	10,427	-	(8%)
Global Life business operating profit	**766**	721	6%	
Global Life new business annual premium equivalent (APE)	**1,528**	1,323	15%	9%
Global Life new business margin, after tax (as % of APE)	**22.4%**	24.1%	(1.7 pts)	
Global Life new business value, after tax	**342**	319	7%	

ZURICH®

The Global Life segment continued its solid performance through the first six months despite challenging and volatile market conditions worldwide, with new business value, after tax, rising 7% to USD 342 million, and posting a business operating profit of USD 766 million. New business annual premium equivalent (APE) grew by 15%, or 9% in local currencies, reflecting an improved standalone growth rate for new business production in the second quarter compared to the first quarter, while continuing to maintain a strong new business margin at 22.4%.

The main drivers of APE growth were increases in unit linked pensions volumes in Germany, strong growth in mutual funds sales in the UK and continued growth in Zurich International Solutions, the global expatriate and international investors business, through international broker networks. The independent broker distribution channel continued to be the main source of sales providing 54 percent of sales, followed by distribution through bank partnerships and direct distribution contributing 23 percent of total APE volumes. Openwork, Zurich's unique multi-tied distribution network in the UK, produced 7 percent of total APE and the Farmers Exchanges' tied-agent network in the US produced another 3 percent. Other tied-agent distribution contributed 13 percent.

Farmers Management Services:

in USD millions, for the six months ended June 30	2008	2007	Change in USD	Change in LC
Farmers Management Services management fees and other related revenues	**1,196**	1,093	9%	9%
Farmers Management Services gross management result	**574**	542	6%	
Farmers Management Services business operating profit	**617**	672	(8%)	
Farmers Management Services managed gross earned premium margin	**7.1%**	7.2%	(0.1 pts)	

ZURICH®

Farmers' management fees and other related revenues grew by 9% to USD 1.2 billion, as the Farmers Exchanges, which Zurich manages but does not own, continued its strong track record of recent years, delivering 6.5% of premium growth in the first half of 2008 despite flat market conditions. The gross management result improved by 6% in spite of the impact on Farmers' management expenses of adding Bristol West, keeping the managed gross earned premium margin nearly unchanged at 7.1%. Meanwhile, business operating profit decreased 8% to USD 617 million, largely driven by lower investment income as a result of markedly higher dividends and cash transfers to the Corporate Center, reflecting the Group's disciplined capital management strategy.

The Exchanges' strong growth was driven in part by continuing the successful rollout of Bristol West's products throughout the Exchanges' distribution platform, commencing the transfer of Zurich's Small Business Solutions book, growing the tied-agent sales force and making it more effective and productive, as well as renewed growth in the independent agency channel. Going forward, the environment in the US personal lines market is expected to remain challenging but the Exchanges target to continue to outgrow the industry as Farmers makes investments to further support and increase profitable growth by distribution and products.

Other Businesses: The Other Businesses segment saw its business operating profit decrease by USD 281 million to USD 190 million as a result of a lower level of run-off transactions as well as driven by the adverse impact of decreases in interest rates affecting insurance liabilities.

Group investments:

in USD millions, for the six months ended June 30	2008	2007	Change in USD	Change in LC

Group investments average invested assets	192,806	187,751	3%
Group investments results, net	3,975	4,785	(17%)
Group investments return (as % of average invested assets)	2.1%	2.5%	(0.4 pts)

The net investment result for Group investments amounted to approximately USD 4.0 billion, down 17%. Despite very challenging financial markets in the first half of 2008, net capital losses on Group Investments were contained to USD 426 million. Net capital gains attributable to shareholders amounted to USD 9 million. Net investment return on Group investments decreased by 0.4 percentage points to 2.1% (not annualized), a robust result, which continues to reflect the Group's disciplined approach to managing its assets relative to liabilities on a risk-adjusted basis. The Group continues to have no material exposure to US sub-prime debt or CDOs in its investment portfolio and incurred USD 16 million impairments on US mortgage-backed securities (MBS) since end of December 2007, USD 10 million of which relates to US sub-prime exposure.

Capital management-related issues: Zurich paid out to shareholders approximately CHF 2.1 billion in gross dividends as from April 8, 2008, representing a 36% increase over 2007 total gross dividends. As of today, the Group bought approximately CHF 1.1 billion worth of shares, representing half of the previously announced share buyback for 2008, with both actions contributing to the 7% decrease in shareholders' equity over year end.

[1] All comparisons refer to the first six months of 2007 unless stated otherwise.

[2] Attributable to shareholders.

[3] ROE calculated on common shareholders' equity. See the Financial Supplement and the Financial Review on the Investor Relations page of our Web site www.zurich.com for further information on shareholders' and common shareholders' equity.

[4] Calculated on the European Embedded Value basis.

ZURICH®

The presentation to analysts **and media can be followed live via webcast or conference call, starting at** 11.00 a.m. CET (10.00 a.m. British Summer Time).

The link to the **webcast** can be found on our Web site www.zurich.com. The webcast replay will be available after 4.00 p.m. CET.

Conference call dial-in numbers:

- Europe +41 (0)91 610 5600
- UK +44 (0)20 7107 0611
- USA +1 (1) 866 291 4166

The **presentation** to analysts and media, as well as supplemental information including information on the business divisions, will be available on our Web site www.zurich.com. Please click on the link "Half Year Results Reporting 2008 – Investor View" on the bottom right corner of our homepage. **The presentation will be available for download as from 10.30 a.m. CET.**

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 60,000 people serving customers in more than 170 countries.

ZURICH®

Financial Highlights (unaudited)

The following table presents the summarized consolidated results of the Group for the six months ended June 30, 2008 and 2007 and the financial position as of June 30, 2008 and December 31, 2007, respectively. Interim results are not necessarily indicative of full-year results. This document should be read in conjunction with the Zurich Financial Services Group Annual Report 2007. Certain comparatives have been restated as a result of a change in accounting policy. Comparatives for return on common shareholders' equity and business operating profit (after tax) return on common shareholders' equity have also been restated as we have changed the calculation from a compound to a linear basis.

in USD millions, for the six months ended June 30, unless otherwise stated	2008	2007	Change in USD[1]	Change in LC[1]
Business operating profit	**3,549**	3,284	8%	
Net income attributable to shareholders	**2,681**	2,676	-	
General Insurance gross written premiums and policy fees	**20,593**	19,026	8%	1%
Global Life gross written premiums, policy fees and insurance deposits	**10,395**	10,427	-	(8%)
Farmers Management Services management fees and other related revenues	**1,196**	1,093	9%	9%
General Insurance business operating profit	**2,236**	1,838	22%	
General Insurance combined ratio (in %)	**96.2%**	96.5%	0.3 pts	
Global Life business operating profit	**766**	721	6%	
Global Life new business annual premium equivalent (APE)	**1,528**	1,323	15%	9%
Global Life new business margin, after tax (as % of APE)	**22.4%**	24.1%	(1.7 pts)	
Global Life new business value, after tax	**342**	319	7%	
Farmers Management Services gross management result	**574**	542	6%	
Farmers Management Services business operating profit	**617**	672	(8%)	
Farmers Management Services managed gross earned premium margin [2]	**7.1%**	7.2%	(0.1 pts)	
Group investments average invested assets	**192,806**	187,751	3%	
Group investments results, net	**3,975**	4,785	(17%)	
Group investments return (as % of average invested assets)	**2.1%**	2.5%	(0.4 pts)	
Shareholders' equity [3]	**26,796**	28,945	(7%)	
Diluted earnings per share (in USD)	**18.99**	18.31	4%	
Diluted earnings per share (in CHF)	**19.94**	22.48	(11%)	
Return on common shareholders' equity (ROE)	**19.5%**	21.1%	(1.6 pts)	
Business operating profit (after tax) return on common shareholders' equity	**19.9%**	19.1%	0.8 pts	

[1] Parentheses around numbers represent an adverse variance.

[2] Farmers Management Services' managed gross earned premium margin is calculated as gross operating profit of Farmers Management Services divided by the gross earned premium of the Farmers Exchanges, which we manage but do not own.

[3] As of June 30, 2008 and December 31, 2007 respectively.

ZURICH®

Disclaimer and cautionary statement

Certain statements in this document are forward-looking statements, including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Forward-looking statements include statements regarding our targeted profit improvement, return on equity targets, expense reductions, pricing conditions, dividend policy and underwriting claims improvements. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Zurich Financial Services' plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). Factors such as (i) general economic conditions and competitive factors, particularly in our key markets; (ii) performance of financial markets; (iii) levels of interest rates and currency exchange rates; (iv) frequency, severity and development of insured claims events; (v) mortality and morbidity experience; (vi) policy renewal and lapse rates; and (vii) changes in laws and regulations and in the policies of regulators may have a direct bearing on Zurich Financial Services' results of operations and on whether Zurich Financial Services will achieve its targets. Zurich Financial Services undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

This communication is directed only at persons who (i) have professional experience in matters relating to investments or (ii) are persons falling within Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc) of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (as amended) or to whom it may otherwise lawfully be communicated (all such persons together being referred to as relevant persons). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

It should be noted that past performance is not a guide to future performance. Please also note that interim results are not indicative of the full year results.

Persons requiring advice should consult an independent adviser.

THE OFFER TO REPURCHASE SECURITIES OF ZURICH FINANCIAL SERVICES IS NOT MADE IN THE UNITED STATES AND TO US PERSONS AND MAY BE ACCEPTED ONLY BY NON-US PERSONS AND OUTSIDE THE UNITED STATES. OFFERING MATERIALS WITH RESPECT TO THIS OFFER MAY NOT BE DISTRIBUTED IN OR SENT TO THE UNITED STATES AND MAY NOT BE USED FOR THE PURPOSE OF SOLICITATION OF AN OFFER TO PURCHASE OR SELL ANY SECURITIES IN THE UNITED STATES.

END